08026624

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Presidio Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Montgomery Street, Suite 2500

(No. and Street)

San Francisco	**CA**	**94104-4139**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desi G. Co **(415) 321-1073**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Desi G. Co, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of Presidio Partners LLC, as of December 31, 2007, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Subscribed and sworn
to before me this
26 day of Feb. 2008

Notary Public

LEAH M. RESCATE
Commission # 1632280
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Member
Presidio Partners LLC

We have audited the accompanying statement of financial condition of Presidio Partners LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Presidio Partners LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 25, 2008

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Presidio Partners LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 218,984
Receivables	19,280,742
Investment, at fair value	199,759
Property, net	473,047
Other	44,765
Total assets	$ 20,217,297

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 196,389
Member's equity	20,020,908
Total liabilities and member's equity	$ 20,217,297

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Presidio Partners LLC (the "Company") is a Delaware limited liability company formed on April 24, 2003. The Company is a single member limited liability company wholly-owned by Presidio Equity Partners LLC. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides placement agent and consulting services to real estate and real estate-related companies.

As a limited liability company, member's liability is limited to amounts reflected in the member's capital account.

Cash

Cash consists of cash on deposit with commercial banks and in money market accounts. The balances in the deposit and money market accounts may exceed federally insured limits. The Company has not experienced any losses thereon, and believes it is not exposed to any significant credit risk on cash balances.

Receivables

Receivables consist of commissions and consulting fees receivable from clients and reimbursements for out-of-pocket expenses receivable from clients. Receivables for commissions and consulting fees are generally payable over a period of two or three years and generally carry an interest rate based on LIBOR. Receivables are periodically evaluated for collectibility based on past credit history with clients.

Property

Property consists of furniture, office equipment and leasehold improvements stated at cost, and is depreciated using the straight-line method over seven years for furniture, five years for equipment, and over the lease term for leasehold improvements.

1. Business and Summary of Significant Accounting Policies (continued)

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to its member for inclusion in the member's income tax return.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Property, net

Net property includes the following:

Furniture	$ 311,076
Office equipment	194,015
Leasehold improvements	47,579
	552,670
Accumulated depreciation	(79,623)
Property, net	$ 473,047

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $17,474, which was $4,381 in excess of its required net capital of $13,092. The Company's aggregate indebtedness to net capital ratio was 11.24 to 1.

4. Investments

As of December 31, 2006, the Company had invested $1,056,000 in two investments in real estate limited partnership interests. During 2007, the Company distributed the invested balance of these investments to its member. During 2007, the Company committed to one additional investment as a member in a limited liability company that serves as a general partner in a real estate limited partnership, which had an invested balance of $199,759 as of December 31, 2007. This investment is non-marketable and is carried at fair value as determined by management.

5. Commitments

During 2007, the Company leased two new office premises in San Francisco and Chicago. The lease agreement for the San Francisco office was effective March 1, 2007, for a term of 62 months. The lease agreement for the Chicago office was effective October 1, 2007, for a term of 96 months. Future minimum payments under the leases are as follows:

Year Ending December 31	
2008	$ 270,178
2009	276,327
2010	272,711
2011	275,607
2012	112,907
Thereafter	88,878
Total	$1,296,608

6. Related Party Transactions

During 2006, the Company provided placement agent services to a client who is an affiliate of the Company's former member. As of December 31, 2006, the Company had a net receivable of $2,665,743 from this client. During 2007, the Company's management determined the receivable balance to be uncollectible and wrote-off the remaining balance.

7. Employee Profit Sharing Plan

The Company maintains an employee profit sharing plan covering all of its eligible employees. The Company contributes to the plan at the discretion of the managing member.

8. Subsequent Events

During January 2008, the Company made distributions of approximately $3,000,000 to the member.

END